Securities and Exchange Commission,

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

Karbon-X Corp.
(Name of Issuer)

Common Stock

(Title of Class of Securities)

19179P109

(CUSIP Number)

M. Richard Cutler, Cutler Law Group, PC, 6575 West Loop South, Suite 500,

Bellaire, TX 77401

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 9, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 19179P109	Page 2 of 5 Pages

(1)	Names of reporting persons: Hummingbird STAR Trust.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 4,225,000
	(8)	Shared voting power 0
	(9)	Sole dispositive power 4,225,000
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 4,225,000
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) 0
(13)	Percent of class represented by amount in Row (11) 5.2%
(14)	Type of reporting person (see instructions) OO

CUSIP No. 19179P109	Page 3 of 5 Pages

Item 1. Security and Issuer.

This Schedule 13D relates to the acquisition of shares of Common Stock (the “Shares”) of Karbon-X Corp., whose principal executive offices are located at 910 7th Ave SW Calgary, AB, Canada T2P 3N8.

Item 2. Identity and Background.

Hummingbird STAR Trust is a Cayman Islands Trust. Its business address is 94 Solaris Avenue, 2nd Floor, Camana Bay, Cayman Island KY1-1203. The Trustee is JTC (Cayman) Limited and Michael Halsey is authorized signatory, whose business addresss is the same as Hummingbird STAR Trust. The Trust is an investor. During the last five years, neither the Trust, nor any Trustee or Beneficiary has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Persons acquired the Shares in consideration for cash from working capital.

CUSIP No. 19179P109	Page 4 of 5 Pages

Item 4. Purpose of Transaction.

The Reporting Person acquired the Shares for investment purposes. The Reporting Person does not have any present plan or proposal as a stockholder which relates to, or would result in any action with respect to, the matters listed in paragraphs (b) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

The Reporting Person acquired its interest in the shares of common stock as follows:

a.	On July 9, 2024 the Reporting Person acquired 4,225,000 shares from Jason McCarroll, who had acquired the shares from the Company as an investment.
b.	During the past 60 days the Reporting Person has not otherwise bought or sold any securities on the open market or otherwise.

As a result of this transaction, the Reporting Person currently beneficially owns 4,225,000 shares. Such shares aggregate approximately 5.2% of the issued and outstanding shares

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

Item 7. Material to be Filed as Exhibits.

None.

CUSIP No. 19179P109	Page 5 of 5 Pages

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated August 30, 2024

Hummingbird STAR Trust

By:	JTC (Cayman) Limited, Trustee

By:	/s/ Michael Halsey

Michael Halsey, authorized signatory